Exhibit 99.2

PRESS RELEASE For immediate distribution

BRP ANNOUNCES ELECTION OF DIRECTORS AND BOARD

COMMITTEE CHANGES

Valcourt, Quebec, May 28, 2020 – BRP Inc. (TSX: DOO; NASDAQ: DOOO) held earlier today its annual meeting of shareholders in Valcourt, Quebec. The meeting was broadcasted via live webcast and conference call. The webcast is now available on BRP’s website at www.brp.com.

During the meeting, the Company acknowledged the departure from the Board of Directors of Mr. J.R. André Bombardier and thanked him for his many years of contribution to the success of the Company. Mr. Bombardier has been helping to build BRP from the beginning and has sat on the Board of Directors of BRP from 2004 until now.

A tribute was also paid to Mr. Daniel J. O’Neill, who was also a director for BRP Inc. since 2004 and who passed away unexpectedly recently. Mr. O’Neill contributed to BRP in many significant ways over the years by putting to good use his extensive business experience and his pragmatic approach to problem-solving. For his support of BRP and for the excellent relationships he had with everyone at BRP, he will be greatly missed. BRP would like to express its sincere condolences to his family and friends.

Otherwise, all of the nominees for directors listed in the Company’s management proxy circular dated April 28, 2020 were elected by a majority of the votes cast by shareholders present or represented by proxy at the meeting. The voting result for each nominee is as follows:

Nominee	Votes For	%	Votes Withheld	%

Pierre Beaudoin	286,058,019	94.11%	17,900,702	5.89%

Joshua Bekenstein	286,584,465	94.28%	17,374,256	5.72%

José Boisjoli	290,226,679	95.48%	13,732,042	4.52%

Charles Bombardier	287,834,624	94.70%	16,124,097	5.30%

Michael Hanley	303,821,061	99.95%	137,660	0.05%

Louis Laporte	288,225,609	94.82%	15,733,112	5.18%

Estelle Métayer	303,844,786	99.96%	113,935	0.04%

Nicholas Nomicos	286,062,576	94.11%	17,896,145	5.89%

Edward Philip	298,568,844	98.23%	5,389,877	1.77%

Joseph Robbins	289,996,241	95.41%	13,962,480	4.59%

Barbara Samardzich	301,920,144	99.33%	2,038,577	0.67%

Other Changes to the Board of Directors

BRP welcomes Mr. Charles Bombardier as a new member of the Board of Directors. Mr. Bombardier was nominated for election as a director of BRP Inc. for the first time this year and was designated by the Beaudier Group.

Mr. J.R. André Bombardier did not stand for re-election as a director at the annual meeting of shareholders.

Changes to the Board Committees

Mr. Nicholas Nomicos was appointed as a member of the Audit Committee to replace Mr. Daniel J. O’Neill, and Mr. Nomicos ceased to be a member of the Human Resources & Compensation Committee and the Nominating Governance and Social Responsibility Committee. As a result of the foregoing changes, the composition of the Board committees is now as follows:

Directors	Audit Committee	Human Resources & Compensation Committee	Investment and Risk Committee	Nominating, Governance and Social Responsibility Committee

Pierre Beaudoin		Member		Member

Joshua Bekenstein		Member		Member

José Boisjoli (Chair)			Member

Michael Hanley	Chair

Louis Laporte			Member

Estelle Métayer	Member

Nicholas Nomicos	Member		Member

Edward Philip		Chair		Chair

Barbara Samardzich		Member	Chair	Member

To learn more about BRP’s Board members, click here.

About BRP

We are a global leader in the world of powersports vehicles, propulsion systems and boats built on over 75 years of ingenuity and intensive consumer focus. Our portfolio of industry-leading and distinctive products includes Ski-Doo and Lynx snowmobiles, Sea-Doo watercraft, Can-Am on- and off-road vehicles, Alumacraft and Manitou boats, Evinrude and Rotax marine propulsion systems as well as Rotax engines for karts, motorcycles and recreational aircraft. We support our lines of product with a dedicated parts, accessories and clothing business to fully enhance your riding experience. With annual sales of CA$6.1 billion from over 120 countries, our global workforce is made up of approximately 12,600 driven, resourceful people.

www.brp.com

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Ski-Doo, Lynx, Sea-Doo, Can-Am, Rotax, Evinrude, Manitou, Alumacraft, Quintrex, Stacer, Savage and the BRP logo are trademarks of Bombardier Recreational Products Inc. or its affiliates. All other trademarks are the property of their respective owners.

CAUTION CONCERNING FORWARD-LOOKING STATEMENTS

Certain statements included in this release may be “forward-looking statements” within the meaning of Canadian securities laws. Forward-looking statements are typically identified by the use of terminology such as “may”, “will”, “would”, “could”, “expects”, “plans”, “intends”, “anticipates” or “believes” or the negative or other variations of these words or other comparable words or phrases. Forward-looking statements, by their nature, are based on assumptions, and are subject to important risks and uncertainties. Forward-looking statements cannot be relied upon due to, amongst other things, changing external events and general uncertainties of the business. Actual results may differ materially from results indicated in forward-looking statements due to a number of factors, including those identified in BRP’s annual information form and management’s discussion and analysis of financial condition and results of operations. The forward-looking statements contained in this release represent BRP’s expectations as of the date of this release (or as of the date they are otherwise stated to be made), and are subject to change after such date. However, BRP disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as required under applicable securities regulations

For media enquiries: Elaine Arsenault Senior Advisor, Media Relations Tel.: 514.238.3615 media@brp.com	For investor relations: Philippe Deschênes Manager Treasury and Investor Relations Tel.: 514.732.7047 philippe.deschenes@brp.com